SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21

Corporate Registry (NIRE): 33 300 276

MATERIAL FACT

CLOSING OF THE 4º TOWER TRANCHE

TIM Participações SA ( "Company") (BOVESPA: TIMP3 and NYSE: TSU), pursuant to Instruction CVM No. 358 and Article 157, § 4, of Law 6,404 / 76, following the relevant fact released on November 21, 2014, which informed the market Purchase Agreement celebration and Sales Infrastructure Items ( "Purchase Agreement"), up to 6,481 (six thousand four hundred and eighty-one) telecommunication towers, and subsequent material facts, April 29, September 30 and December 16, 2015, which reported to the market, respectively, on the conclusion of the first, second and third closings of the transactions contemplated in the Purchase and Sale Agreement with the transfer a total, to date, of 5,483 (five thousand four hundred eighty-three) towers, for a purchase price of approximately R$2,498 billion, hereby informs its shareholders and the market in general the following:

On the date hereof, the fourth closing of the proposed transaction in the Purchase and Sale Agreement occurred, with the transfer to American Tower 270 (two hundred and seventy) telecommunication towers, on payment of approximately R$109 million to TIM Celular.

Financial proceeds from the transaction, which aims at optimizing the allocation of capital will help to sustain the Company's investment strategy, as disclosed to the market.

The Company expects the completion of the sale of the towers to take place within the coming months.

Rio de Janeiro (RJ), June 9th, 2016.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 9, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.